UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

DEUTSCHE TELEKOM AG

(Translation of registrant's name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-13550 and the registration statement on Form S-8, File No. 333-106591, and into each respective prospectus that forms a part of those registration statements.

Defined Terms

The term "Report" refers to this Report on Form 6-K for the month of May 2004.

Deutsche Telekom AG is a private stock corporation organized under the laws of the Federal Republic of Germany. As used in this Report, unless the context otherwise requires, the term "Deutsche Telekom" refers to Deutsche Telekom AG and the terms "we," "us," "our" and "Group" refer to Deutsche Telekom and, as applicable, Deutsche Telekom and its direct and indirect subsidiaries as a group. Our registered office is at Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, telephone number +49-228-181-0.

Forward-Looking Statements

This Report contains forward-looking statements that reflect the current views of our management with respect to future events. Forward-looking statements generally are identified by the words "expects," "anticipates," "believes," "intends," "estimates," "aims," "plans," "will," "will continue," "seeks" and similar expressions. Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events, although we intend to continue to meet our ongoing disclosure obligations under the U.S. securities laws (such as our obligations to file annual reports on Form 20-F and periodic and other reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among other factors: the development of demand for our fixed and mobile telecommunications services, particularly for new, higher value service offerings; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the company is involved or may become involved; the pace and cost of the rollout of new services, such as UMTS, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond our control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating our acquisitions; the development of asset values in Germany and elsewhere, the progress of our debt reduction program, including its degree of success in achieving desired levels of liquidity improvement and proceeds from dispositions of assets; the development of our cost control and efficiency enhancement initiatives, including in the areas of procurement optimization and personnel reductions; risks and uncertainties relating to benefits anticipated from our international expansion, particularly in the United States; the progress of our domestic and international investments, joint ventures and alliances; our ability to gain or retain market share in the face of competition; our ability to secure the licenses needed to offer new services; the effects of price reduction measures and our customer acquisition and retention initiatives; the availability, term and deployment of capital, particularly in view of our debt refinancing needs, actions of the rating agencies and the impact of regulatory and competitive developments on our capital outlays; and changes in currency exchange rates and interest rates. If these or other risks and uncertainties (including those described in "Forward-Looking Statements," "Item 3. Key Information — Risk Factors" and "Item 5. Operating and Financial Review and Prospects — Factors Affecting Our Business" contained in our most recent Annual Report on Form 20-F for the year ended December 31, 2003 filed with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, our actual results may be materially different from those expressed or implied by such statements.

Recent Developments

On May 25, 2004, we announced that T-Mobile USA, Inc. ("T-Mobile USA"), the U.S. operating subsidiary of T-Mobile International AG & Co. KG ("T-Mobile International"), our mobile communications subsidiary, has entered into agreements with Cingular Wireless LLC ("Cingular") to terminate their wireless network sharing joint venture and for T-Mobile USA to acquire 100% ownership of the shared networks in California and Nevada for $2.5 billion. The purchase price of $2.5 billion for the GSM network in California/Nevada will be offset in part by approximately $200 million related to the unwinding of the joint venture, resulting in a net cash payment by T-Mobile USA of approximately $2.3 billion to Cingular. The transaction is subject to the closing of Cingular's acquisition of AT&T Wireless Services, Inc. ("AT&T Wireless"), regulatory approvals and satisfaction of certain other closing conditions. Closing of the transaction is expected no later than the first quarter of 2005. In addition, as discussed in more detail below, the agreement contemplates that T-Mobile USA will:

•	provide network services to Cingular under a wholesale arrangement until Cingular's customers in these markets transition to the networks it will acquire through its pending merger with AT&T Wireless;

•	replace its existing roaming agreement with Cingular with a new nationwide roaming agreement on more favorable terms;

•	transfer 10 MHz of New York spectrum in exchange for certain California spectrum owned by Cingular as part of the termination provisions of the joint venture agreement;

•	acquire an additional 10 MHz of spectrum from Cingular in certain key California markets for $180 million; and

•	receive an option to acquire an additional 10 MHz of spectrum in other key California markets from Cingular within two years.

Under the terms of the wholesale arrangement, Cingular will purchase network capacity from T-Mobile worth at least US$ 1.2 billion over a maximum of four years. This agreement is to ensure the orderly migration of Cingular's customers in California, Nevada and New York over time to the network they will acquire from AT&T Wireless and will ensure more efficient use of the California/Nevada network as T-Mobile USA's nearly 1.7 million customer base in these markets continues to grow and utilizes the additional capacity available due to the migration of Cingular's customers. The wholesale agreement also provides the opportunity for Cingular to purchase additional capacity at similar terms up to a certain maximum amount.

Pursuant to the original joint venture arrangement, ownership of the network in the New York City area will return to T-Mobile USA. Until now T-Mobile has handled its traffic in these markets through the network of the joint venture.

T-Mobile USA will also exchange 10 MHz of mobile spectrum in the New York City area in return for mobile spectrum in selected markets in California as agreed in the original joint venture agreement. T-Mobile USA will be entitled to use the spectrum available to the joint venture until such time as Cingular customers have migrated from these networks.

In addition, T-Mobile USA will acquire from Cingular an additional 10MHz of spectrum in San Francisco, Sacramento and Las Vegas for US$ 180 million. T-Mobile USA will also have the option to acquire a further 10 MHz of spectrum in the key California markets of Los Angeles and San Diego from Cingular within two years, under certain circumstances.

As previously announced, T-Mobile USA may buy additional spectrum in the U.S. as opportunities arise. Such future investment intent has already been reflected in the Group's investment guidance.

We believe that this transaction will further strengthen T-Mobile USA's presence and growth potential in the U.S. market.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:    /s/ ppa. Rolf Ewenz-Sandten

Name: Rolf Ewenz-Sandten Title: Vice President

Date: May 25, 2004